DUNDEE CORPORATION REPORTS

SECOND QUARTER 2007 FINANCIAL RESULTS

FOR IMMEDIATE RELEASE

Toronto, August 14, 2007 – Dundee Corporation (TSX: DC.A and DC.PR.A) is reporting its financial results as at and for the three and six months ended June 30, 2007.  The interim unaudited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the three and six months ended June 30, 2007 will be filed on August 14, 2007.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is primarily a holding company dedicated to wealth management, real estate and resources.  Its domestic financial service activities are carried out through its 57% controlled subsidiary, DundeeWealth Inc. (formerly Dundee Wealth Management Inc.), a company with $63.9 billion in assets under management and administration.  Dundee Corporation’s real estate activities are conducted through its approximate 78% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010